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18001228

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 22 2018

Washington DC
415

| SEC FILE NUMBER |
|---|
| 8-68714 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BellMark Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central Street, 4th Floor
(No. and Street)

| Boston | MA | 02109 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Conry (216) 575 - 1000 x102
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Cerified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

| 4807 Rockside Road | Independence | OH | 44113 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OM RMS

# OATH OR AFFIRMATION

I, David Gesmondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BellMark Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

HANNAH MONIQUE GLOVER
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
March 11, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BELLMARK PARTNERS, LLC**

## TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BellMark Partners, LLC
Boston, Massachusetts

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BellMark Partners, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BellMark Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of BellMark Partners, LLC's management. Our responsibility is to express an opinion on BellMark Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BellMark Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of BellMark Partners, LLC's financial statements. The supplemental information is the responsibility of BellMark Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as BellMark Partners, LLC's auditor since 2012
Independence, Ohio
January 29, 2018

**BELLMARK PARTNERS, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2017**

| | | 2017 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 130,378 |
| Accounts receivable, net | | 7,592 |
| Furniture and equipment, net | | 14,582 |
| Prepaid expenses | | 9,563 |
| Deposits | | 23,256 |
| Travel and meals billable | | 9,377 |
| | $ | 194,748 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts payable | $ | 1,851 |
| Accrued expenses | | 71,295 |
| Note payable | | - |
| Total liabilities | | 73,146 |
| Member's equity | | 121,602 |
| | $ | 194,748 |

*The accompanying notes are an integral part of these financial statements.*

**BELLMARK PARTNERS, LLC**

**STATEMENT OF OPERATIONS**
**for the Year Ended December 31, 2017**

| | 2017 |
|---|---|
| **Revenues:** | |
| Retainer fees | $ 429,500 |
| Success fees | 1,928,336 |
| Interest Income | 29 |
| Total revenues | 2,357,865 |
| **Expenses:** | |
| Travel | 45,695 |
| Personnel | 1,553,894 |
| Legal | 3,309 |
| Professional | 63,670 |
| Rent | 80,491 |
| Office | 47,980 |
| Telephone | 29,782 |
| Advertising | 6,965 |
| FINRA | 36,302 |
| Depreciation | 15,137 |
| Bad Debt Expense | 10,036 |
| Other | 17,761 |
| Interest Expense | 4,555 |
| Total expenses | 1,915,577 |
| Net income (loss) | $ 442,288 |

*The accompanying notes are an integral part of these financial statements.*

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
**for the year ended December 31, 2017**

| | | |
|---|---|---|
| Member's equity, January 1, 2017 | $ | 112,314 |
| Net income | | 442,288 |
| Contributions by member | | 150,000 |
| Distributions to member | | (583,000) |
| Member's equity, December 31, 2017 | $ | 121,602 |

*The accompanying notes are an integral part of these financial statements.*

BELLMARK PARTNERS, LLC

## STATEMENT OF CASH FLOWS
for the year ended December 31, 2017

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 442,288 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| Depreciation | 15,137 |
| **Changes in operating assets and liabilities:** | |
| Accounts receivable | 22,603 |
| Decrease in Investments | - |
| Prepaid expenses | 7,144 |
| Deposits | (5,838) |
| Travel and meals billable | (7,200) |
| Accounts payable | 1,226 |
| Accrued expenses | 10,281 |
| Net cash provided by operating activities | 485,641 |
| **Cash flows from investing activities:** | |
| Cash paid for furniture and equipment purchases | (979) |
| Net cash used for investing activities | (979) |
| **Cash flows from financing activities:** | |
| Contributions by member | 150,000 |
| Repayment of Note | (100,000) |
| Distributions to member | (583,000) |
| Net cash used by financing activities | (533,000) |
| Net decrease in cash and cash equivalents | (48,338) |
| Cash and cash equivalents, beginning of year | 178,716 |
| Cash and cash equivalents, end of year | $ 130,378 |
| **Supplemental disclosures of cash flow information:** | |
| Cash paid during the year for: | |
| Interest | $ 4,555 |

*The accompanying notes are an integral part of these financial statements.*

1. **Summary of Significant Accounting Policies:**

***Company Activities*** – BellMark Partners, LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio and Massachusetts, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

***Revenue Recognition*** – For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced. Revenue on fixed fee contracts are recorded as earned.

***Cash and Cash Equivalents*** – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit and U.S. Treasury Bills with an original maturity of less than 90 days as well as money market accounts to be cash equivalents.

***Concentration of Credit Risk*** – The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

***Accounts Receivable*** – Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2017 the allowance for doubtful accounts was $0.

1. **Summary of Significant Accounting Policies, Continued:**

**Investments** – Investments are recorded at market value and are considered trading securities. Realized gains and losses (computed by the specific identification method) are included in investment income and any unrealized gains or losses are included in investment appreciation or depreciation. Investments are used as a part of the Company's asset management strategy and may be sold in response to changes in interest rates, the need for liquidity or other factors. There were no investments held by the Company on December 31, 2017.

***Property and Equipment*** – Property and equipment are recorded at cost. Major additions and betterments are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference is charged or credited to operations.

***Income Taxes*** – The Company is a limited liability company whose taxable income is taxed directly to its member. Accordingly, there is no provision for income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2017 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2017, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2014 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2014 and thereafter.

***Advertising Expense*** – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $6,965 in 2017.

***Use of Estimates*** – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

***Subsequent Events*** - Management of the Company has evaluated subsequent events through January 29, 2018, the date which the financial statements were available to be issued.

## 2. Property and Equipment:

Property and equipment consist of the following at December 31, 2017:

| | | |
|---|---|---|
| Office furniture | $ | 20,015 |
| Computer equipment | | 67,286 |
| | | 87,301 |
| Less accumulated depreciation | | 72,719 |
| Property and equipment, net | $ | 14,582 |

Depreciation is computed using primarily straight-line methods over the estimated useful lives of the assets, which range from 3 to 5 years. Depreciation expense totaled $15,137 for 2017.

## 3. Financing Arrangements:

In December 2014, the Company and the lender amended and restated the terms of an outstanding note from a family member for a total principal amount of $300,000. The loan was extended to December 31, 2018 and the rate on the note was increased from 7 to 8%. Interest only was due for the six (6) month period ended June 30, 2015, with principal payments beginning in July 2015 and continuing through to maturity in December 2018.

Between December 2014 and December 2015 the Company prepaid $150,000 of the principal. In April of 2016, the Company again prepaid the principal of the loan and the terms were amended again. A payment of $54,000 was made of which $50,000 was principal and $4,000 was interest leaving $100,000 of outstanding principal balance. Interest only accrued for the remainder of 2016 and beginning in January 2017, the Company paid monthly principal and interest for the first 6 months. Prepayment of the loan was made in full in July 2017 without penalty. During 2017 the Company paid $29,167 of principal along with optional principal payments of $70,833. The Company also made interest payments of $4,555.

4. **Operating Leases:**

The Company leases an office in Boston, Massachusetts from a third party. The Boston lease was renegotiated in January 2015 and now expires April 30, 2020. Under the terms of this agreement, the Company is responsible for all taxes and assessments on the property, insurance, utilities and repairs and maintenance. Lease expense (including related utilities) under this lease totaled $82,227 in 2017.

The following is a schedule by year of future minimum lease payments required under leases with terms of one year or more as of December 31, 2017:

| | |
|---|---|
| 2018 | 82,106 |
| 2019 | 84,977 |
| 2020 | 28,708 |
| | $195,791 |

## 5. Fair Value Measurements:

The Company measures its assets in accordance with fair value standards. These standards provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2017.

***Investments*** - comprise securities measured at Level 1. Investments whose values are based on quoted market prices in active markets are classified within Level 1. These investments generally include a money market fund, U.S. treasury bills and fixed income securities traded on a national securities exchange.

Level 1 There were no investments at fair value carried on the statement of financial condition within the fair value hierarchy as of December 31, 2017.

6. **Net Capital Provision of Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $57,232 which was $52,232 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2017 the ratio was 1.28 to 1.

7. **Retirement Savings Plan:**

The Company participates in an employer Safe Harbor 401(k) Plan covering all employees upon hire and who attain age 21. The Plan permits employees to make pre-tax elective deferrals of their eligible compensation up to IRS limits. The Plan requires a Safe Harbor Contribution equal to 3% of compensation for all eligible employees. The Company has accrued $47,417 for this liability for the year ended December 31, 2017. Additionally, the Plan provides for the Company to make additional Qualified Non-Elective Contributions. The Company did not make any non-elective contributions for the year ended December 31, 2017.

8. **Exemption From Rule 15c3-3:**

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

9. **New Accounting Pronouncements**

Accounting Standards Update No. 2014-09 (Revenue from Contracts with Customers, Topic 606) becomes effective January 1, 2018. The impact of the adoption of the standard on financial position and results of operation is not expected to be material. We will assess and monitor the impact of the standard on our business as guidance specific to broker/dealers is released.

## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

| | 2017 |
|---|---|
| Net capital: | |
| Total member's equity from statement of financial condition | $ 121,602 |
| Less non-allowable assets | (64,370) |
| Net capital before haircuts on securities | 57,232 |
| Haircuts on securities | - |
| Net capital | $ 57,232 |
| Computation of aggregate indebtedness - total liabilities from statement of financial condition | $ 73,146 |
| Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness | $ 4,876 |
| Minimum required net capital | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 52,232 |
| Ratio of aggregate indebtedness to net capital | 1.28 to 1 |

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2017, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

**SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**for the year ended December 31, 2017**

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

# Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510
Independence, Ohio 44131
Phone: (216) 524.8900
Fax: (216) 524.8777
http://www.hobe.com



RECEIVED
2018 FEB 22 PM 3:20
SEC / TM


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**


SEC
Mail Processing
Section
FEB 22 2018
Washington DC
415


To The Member of
BellMark Partners, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BellMark Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
January 29, 2018

**BELLMARK PARTNERS, LLC**

**STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3**
**for the year ended December 31, 2017**

The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of provisions in section 240.15c3-3.

The Company, to the best of our knowledge, met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year, without exception.

BellMark Partners, LLC

I, David Gesmondi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________

Title: Managing Director

Date: 1/22/18

**BELLMARK PARTNERS, LLC**
**(a limited liability company)**

**December 31, 2017**

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION